

Offering Statement

November 15, 2019



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7 of Us, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by 7 of Us, LLC, a Texas limited liability company doing business as Blue Top Brand, LLC (**"Blue Top"** or the "**Issuer**"). The Securities, in the form of Series NS Preferred Units at the price of $7 per unit (each, a "**Unit**" and together, the "**Units**"), will be issued pursuant to, and will be governed by, a purchase agreement among the Issuer and the purchasers of the Securities (collectively with various ancillary documents, the "**PA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"), and/or in reliance on the exemption from registration pursuant to Rule 506(c) of Regulation D ("**Regulation D**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $252 and maximum of $1,070,000, and/or to raise funds under Rule 506(c) of Regulation D, together a minimum aggregate amount of $750,000 but not more than a maximum aggregate amount of $3,000,000 through the offer and sale of Securities on the Site (the "**Offering**").

This Regulation Crowdfunding and/or a Regulation D investment involves risk, including without limitation those set forth under the caption "Risk Factors" in Section VI. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption and/or Rule 506(c) of Regulation D; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the Securities are subject to the terms and conditions of the Issuer's Second Amended and Restated Company Agreement, which provides that the investors may not be permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the PA and Joinder to the Second Amended and Restated Company Agreement. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including without limitation those set forth under the caption "**Risk Factors**" in Section VI, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the PA.

The Securities being offered for sale by Blue Top on the Site are governed by the PA. Each PA is an agreement between an investor and Blue Top, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein.

Issuer

Aggregate Offering Amount	Aggregate minimum of $750,000 and aggregate maximum of $3,000,000
Reg CF Amount	Regulation Crowdfunding ("Reg CF") minimum of $252 and maximum of $1,070,000
Reg D Amount	Regulation D ("Reg D") up to the maximum Aggregate Offering Amount
Offering Period	Until 11:59 PM of April 30, 2020 or earlier as described below.
Minimum Investment	$252
Securities	Series NS Preferred Units (the "Series NS")
Price Per Unit	$7.00 per Unit, up to 450,001 Series NS Preferred Units
Valuation Cap	$9,985,000 pre-money valuation, including an available option pool of 10%
Liquidation Preference	One times the original investment amount. See Section 5.02 of the Second Amended and Restated Company Agreement.
Distributions	Series NS holders will receive distributions pro rata until they have received their initial capital contribution amount. Then, Class A Members will receive distributions until they have received their aggregate capital contribution amount. Thereafter, all members (including Class A, qualifying Class B and Series NS) will participate in distributions pro rata (Series NS will participate on an as converted basis until conversion).
Conversion	Each Series NS Preferred Unit is convertible into one Class A Unit (subject to proportional adjustments) at the option of the holder, upon the election of two-thirds of the Series NS Preferred Members, or upon the Issuer becoming a public reporting company. See Section 3.04 of the Second Amended and Restated Company Agreement.
Consent Rights	Consent of a majority (over 50%) of the Series NS Preferred Unit holders required for any (i) adverse change to the rights of the Series NS Preferred

	Units; (ii) redemption or repurchase of Units by the Issuer (other than pursuant to employee or consultant agreements); (iii) merger, exchange, acquisition, or sale of substantially all of the assets of the Issuer; (iv) change in the number of authorized units of the Issuer (provided that the Issuer may issue up to $1 million of new Units having rights junior to the Series NS Preferred Units), (v) authorization of a preferred unit series with rights senior to or on parity with the Series NS Preferred Units, and (vi) liquidation or dissolution. See Section 6.01(c) of the Second Amended and Restated Company Agreement.
Closing and Escrow Process	Investors that have signed the PA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). The Issuer may conduct an initial closing once the minimum Aggregate Offering Amount is met (the "Initial Closing"), and continue accepting investments up to the maximum Aggregate Offering Amount. Investors that have committed funds will be notified of any Initial Closing at least 5 business days prior to the Initial Closing date.
	Once the minimum Aggregate Offering Amount has been raised, along with meeting the minimum Reg CF Amount, if met at all, and the Offering Period has ended, the committed investment amounts will be released from escrow upon Blue Top's satisfaction of the conditions set forth in the PA, and the Offering will be deemed to have successfully closed (the "**Closing**") and the PA will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period or Initial Closing identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period or Initial Closing and the minimum Aggregate Offering Amount has been met, the funds will be released to Blue Top upon Initial Closing or Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Aggregate Offering Amount has been met. Unless Blue Top raises at least the minimum Aggregate Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Blue Top raises at least the minimum Aggregate Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to	If Blue Top determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his

the Offering	or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Assignment	Securities issued under Regulation CF may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, pursuant to the Second Amended and Restated Company Agreement, the investors may not be permitted to assign the Securities without the Issuer's prior written consent.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. A portion of the fee paid to NextSeed by Blue Top in connection with the Offering will be in the form of Securities, having the same terms and rights as the Securities sold in the Offering. From any distributions made by Blue Top to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such distribution to cover transaction and administrative costs.
Tax Considerations	Blue Top will be taxed as a corporation for U.S. federal income tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

	cost on an annual basis.
	See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the PA.
Governing Law	The PA will be governed by the laws of the State of Texas.
Investor Proxy Agreement	At the time of investment, each investor will be required to enter into an Investor Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the Units. See the Investor Proxy Agreement for more details.

Blue Top certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It is not disqualified from relying on the Rule 506(c) exemption under Regulation D by Rule 506(d) or Ruler 506(e) of Regulation D.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS AND CAPITALIZATION

Overview

Blue Top was formed in 2015 and achieved $1.66 million in sales in 2018. There was $195,782 in capital contributions in 2017, and $213,944 in capital contributions in 2018. Previously, Blue Top raised $500,000 through sale of equity interests to its Class A members. To scale the company, Blue Top is offering preferred equity in an amount between the aggregate minimum of $750,000 and aggregate maximum of $3,000,000 through the Offering. Please also see Section V – "Financial Statements" and Appendix A for more information.

Business Overview

Blue Top launched its offerings in late 2016 with Creamy Hot Sauces in Original, Buffalo Cayenne, Cilantro Serrano, Curry Habanero, Garlic Hatch, Honey Chipotle, and Lime Jalapeño flavors. In 2019, Blue Top introduced its Creamy Street Sauces, with Original, Coconut Milk Ranch, Coconut Milk Cilantro Ranch, Cream Cheese Jalapeño, Roasted Poblano Pepper, and Coconut Milk Ghost Ranch flavors.

Blue Top has achieved distribution in 7,000 stores nationwide and in Canada, including Walmart, Target, Albertsons and Safeway.

For further description of Blue Top's business, please see the Offering campaign page located on nextseed.com.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Class A Units	880,951 Class A units	100%	All	N/A
Class B Units	341,000 Class B units	217,668 Class B units	None	N/A

Below is the list of control persons of the Issuer. 7 of Us, LLC is run by its Manager, Christopher West.

Name	Percentage based on voting rights
Christopher West	86.2%

The Manager has control over the management and operations of Blue Top. The other Class A members have no control over the management or day-to-day operations of Blue Top. The Class B members have no voting rights or control over the management or day-to-day operations of Blue Top.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
June 2017 – January	506(b) and/or 4(a)(2)	Class A membership	121,951 units	OpEx and Inventory

| 2018 | | | interests | | |
| 1/12/2018 | 506(b) and/or 4(a)(2) | Class B membership interests | 25,001 units | | OpEx and Inventory for Walmart rollout |

A warrant for 61,647 units was issued on April 22, 2019 to an individual.

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
LiftFund, Inc.	$100,000	5.25% - 9.25%	Monthly	Various times over the next 10 years	Collateral including land, a boat and the assignment of a life insurance policy provided by the CEO
LiftFund, Inc.	$313,019	5.25% - 9.25%	Monthly	Various times over the next 10 years	Collateral including land, a boat and the assignment of a life insurance policy provided by the CEO
Individual Trust of a company member	$200,000	12%	Due at funding event	Dec 2019	Guaranteed by CEO; Issued Class B Units in connection with loan

III.   KEY PERSONS

The Issuer, 7 of Us, LLC, is run by its manager, Christopher West. The directors, managers and/or officers of Blue Top GP LLC are listed below.

Christopher West, CEO

Chris West combines inspiration from his culinary upbringing in Louisiana with Texas heat and flavorful peppers such as serrano, jalapeño, and habanero. He began his career in the food industry in 1991 at Cajun Injector Company, which devised the popular method of injecting marinade and frying turkey. Ten years and $15 million in sales later, Chris brought his talents to Tony Chachere's where he grew sales nationally, quadrupling business from 2001 to 2008 in the U.S., Canada and Mexico. From 2008 to 2015, Chris worked with Stubb's Legendary Kitchen as the Executive Vice President of Sales, managing a team of 15 brokers and four regional directors, and growing the brand domestically and internationally. In 2015, after Stubbs was bought by McCormick, Chris decided to follow his lifelong dream of starting a family business, and Blue Top Brand was born.

Chris has over 25 years of experience in food and CPG sales, is a former Stubb's Executive that scaled business and sold to McCormick and Company for $100M, and has launched over 100 products with three well-known brands (Cajun Injector, Tony Chacherie's, Stubb's Legendary BBQ Sauce).

Chris's last 3 years of business experience includes:

- CEO of Blue Top Brand, *2015 - present*

nextseed

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IV.   USE OF PROCEEDS

	If Minimum Aggregate Offering Amount Raised	If Maximum Aggregate Offering Amount Raised
Total Proceeds	$750,000	$3,000,000
Less: Offering Expenses²	$37,500	$150,000
Net Proceeds	At least $712,500	$2,850,000
Use of Proceeds	1. Scale production to meet growing domestic and international demand 2. Hire an additional supply chain consultant to increase distribution 3. Create food service packs, including individual portion packs and cups for prepared foods and restaurant accounts 4. Support marketing efforts via multiple channels and platforms, including social media, field marketing, in-store sampling and promotions 5. Develop club store offerings for retailers such as Sam's Club and Costco. 6. Repayment of existing indebtedness using up to 20% of Offering proceeds ($300,000 max).	1. Scale production to meet growing domestic and international demand 2. Hire an additional supply chain consultant to increase distribution 3. Create food service packs, including individual portion packs and cups for prepared foods and restaurant accounts 4. Support expanded marketing efforts via multiple channels and platforms, including social media, field marketing, in-store sampling and promotions 5. Develop club store offerings for retailers such as Sam's Club and Costco. 6. Hire COO/CFO. 7. Secure additional distribution in new accounts and expand existing distribution. 8. Repayment of existing indebtedness using up to 20% of Offering proceeds ($300,000 max).

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² NextSeed will be paid a cash fee of 5% of the total Aggregate Offering Amount and will also be issued securities with a value equal to 5% of the total amount of Securities sold in the Offering, with the same terms, provisions and protections as the Securities sold in the Offering.

V. FINANCIAL STATEMENTS

Current Financial Statements (Reviewed)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect initial revenues and the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the review report by an independent third-party Certified Public Accountant.

Pro Forma Financial Statement

To illustrate the earnings potential of 7 of Us, LLC (dba Blue Top), the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	2020	2021	2022	2023	2024
Gross Revenue	$6,668,609	$16,713,261	$22,629,836	$27,977,201	$27,977,201
Promotions & Incentives	($1,730,127)	($4,178,315)	($5,657,459)	($6,994,300)	($6,994,300)
Net Revenue	$4,938,480	$12,534,943	$16,972,374	$20,982,898	$20,982,898
Cost of Goods	$3,199,561	$7,166,789	$9,795,825	$12,133,883	$12,133,883
Gross Profit	**$1,738,918**	**$5,368,153**	**$7,176,549**	**$8,849,015**	**$8,849,015**
Compensation and Benefits	$1,113,893	$1,975,523	$2,146,776	$2,317,145	$2,317,145
Sales					
Broker Fees	$197,539	$501,398	$678,895	$839,316	$839,316
Freight	$266,744	$668,530	$905,193	$1,119,088	$1,119,088
Travel	$60,000	$108,000	$108,000	$108,000	$108,000
Auto	$30,000	$42,000	$66,000	$66,000	$66,000
Meals & Entertainment	$20,000	$24,000	$24,000	$24,000	$24,000
Total Sales	$574,284	$1,343,928	$1,782,088	$2,156,404	$2,156,404
Marketing					
Advertising	$230,000	$600,000	$720,000	$1,200,000	$1,200,000
InStore Marketing	$120,000	–	–	–	–
Displays and Materials	$100,000	$75,000	$75,000	$25,000	$25,000
Demos/Events	$183,250	$360,000	$360,000	$360,000	$360,000
Coupon Redemption	$135,000	$30,000	$30,000	$30,000	$30,000
PR/Branding	$20,000	–	–	–	–
School Sports Initiative	$40,000	–	–	–	–
TradeShow	$34,000	–	–	–	–
Food Service Inititive	$33,000	$36,000	$36,000	$36,000	$36,000
Total Marketing	$895,250	$1,101,000	$1,221,000	$1,651,000	$1,651,000
Ops/Research & Dev	$24,000	$120,000	$120,000	$120,000	$120,000
General & Administrative	$222,780	$254,508	$254,508	$284,508	$284,508
Total Expenses	$2,830,207	$4,794,959	$5,524,373	$6,529,057	$6,529,057
EBITDA	**($1,091,288)**	**$573,194**	**$1,652,176**	**$2,319,958**	**$2,319,958**

VI. RISK FACTORS

This Reg CF and/or Reg D investment involves substantial risks. Investors should carefully consider the following risk factors in addition to the other information contained in our offering material prior to making an investment. The occurrence of any of the following risks might cause investors to lose a significant part of their investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in the following risk factors, constitute forward-looking statements, and investors are cautioned to not place undue reliance on any prediction or belief of the company or its management.

We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and changing trends in consumer behavior. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of Blue Top and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

An investment in the Series NS Preferred Units is speculative and illiquid and involves a high degree of risk, including the risk of a loss of your entire investment. Prospective purchasers in the offering (the "Offering") must carefully consider the following Risk Factors that relate to this Offering and the Series NS Preferred Units being sold in the Offering (the "Units") before purchasing any Units. The risks set forth below are not the only ones facing 7 of Us, LLC (the "Company" or "we"). Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the Units could decline, and you could lose all or a substantial portion of the money that you pay for the Units.

There is no active trading market for our Units and an active trading market is unlikely to develop.
Our Units, including the Series NS Preferred Units and the Class A Units into which they are convertible, are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Units. The transfer of our Units is also restricted by our Company Agreement, which prohibits transfers without approval of the Managers. In addition, the Company Agreement contains a drag-along provision, which could require you to sell your Units if a sale of the Company is approved by the Managers and a majority of the Series NS Preferred Units, even if you would prefer not to sell your Units.

The Units are equity and are subordinate to our indebtedness and senior equity.
The Units are equity interests in the Company. As such, the Units will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Further, our Managers have the ability to issue additional Units and any future designated Units may be senior to the Units for purposes of distribution, including without limitation distributions upon liquidation, and we would be required to satisfy those senior liquidation preferences before we would be permitted to make distributions to holders of the Units.

The Company is controlled by the Manager.

Chris West serves as our Manager and controls all major decisions of the Company. The Manager may receive a salary and other compensation from the Company. The Manager beneficially owns more than 50% of our outstanding Units, and our Company Agreement provides for the election of managers and other major actions to be approved by a Required Interest, which consists of the holders of a majority of our voting Units and Chris West. In addition, each Class A Unit held by Mr. West is entitled to ten (10) votes per Class A Unit on each matter submitted to a vote. Through his holdings and the Company Agreement, our Manager would be able to control most matters requiring member approval, including the election of our managers. This control could have the effect of delaying, deferring or preventing a change of control of the Company.

Our ability to pay distributions is dependent on a number of factors, including our results of operations and satisfying state law requirements, and we cannot guarantee that we will be in a position to pay distributions or return your investment to you.

Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of the Units (1) distributions are payable only if, as and when declared by our Manager and (2) as a limited liability company, we are subject to restrictions on payments of distributions out of lawfully available funds. You may receive little or no cash or distributions on your Units or the return of all or any part of your investment. The Company cannot guarantee that it will pay distributions on the Units and intends to retain future earnings to the extent necessary to develop our business. Payment of cash distributions, if any, will depend, among other factors, on our credit facilities (if any), senior Units (if any), our earnings, capital requirements, and our general operating and financial condition, and will be subject to legal limitations on the payment of distributions.

You may owe taxes related to your Units even though you do not receive cash payments from us.

An investment in our Company involves complex U.S. federal income tax considerations which will differ for each investor. Security holders may be required to pay income taxes in respect of their Units even though no cash distributions have been made. We may not make distributions to cover any investor's income tax liability arising from such investor's ownership of Units. Prospective investors are urged to consult their own tax advisors prior to investing with respect to their specific U.S. federal, state, local, and non-U.S. tax consequences arising from the acquisition of our Units.

We may issue equity or debt in subsequent financings which could have adverse effects on your ownership.

After this offering, we may need to initiate subsequent financings in order to continue our development and growth. Although we have no commitments as of the date of this offering, we may issue a substantial number of additional common or preferred equity Units or debt, to complete a subsequent financing.

While investors in this offering will generally have the preemptive right to participate in future offerings, the issuance of additional equity Units:

- may significantly dilute the equity interest of investors in this offering;
- impose restrictions on the Units if senior preferred Units are issued;
- could cause a change in control if a substantial number of our equity Units are issued; and
- may adversely affect the value of our equity Units.

Similarly, if we issue debt, it could result in:

- default and foreclosure on our assets if our operating revenues were insufficient to service our debt obligations;
- acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

- our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
- our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding; and
- restrictions on our ability to pay distributions to investors.

In addition, as part of this offering, we may issue Units to venture capital or strategic investors, who may require that we amend our Company Agreement or enter into side letters to provide for additional or amended terms of the Units, some of which may adversely impact our ability to consummate additional financings in the future or otherwise have an adverse effect on other investors.

There is no assurance that we will be able to complete this round of financing.

We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Company's ability to raise such financing will depend on prevailing market conditions and the results of our business operations.

The subscription price determined for this offering is not an indication of the value of our Units.

The subscription price for the Units in this offering was set by our Manager and does not bear any relationship to the book value of our assets, results of operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of the Units. Our operating and financial results will differ from any forward-looking statements and projections, including those in any business plan or offering documents.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.

Although we plan to use the proceeds of this offering primarily to invest in production and marketing activities, we will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. Our discretion is not limited by the uses set forth in any materials provided to investors. While our Manager believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You may have liability for the return of certain distributions.

Under Texas law, Members will generally not incur personal liability for the liabilities and obligations of the Company in excess of their respective capital contributions. However, in the event that the Company is unable otherwise to meet its obligations, the Members may be required to repay to the Company or to pay to creditors of the Company distributions previously received by them to the extent such distributions are deemed to have been wrongfully paid to them. In addition, the Members may be required to repay to the Company any amounts distributed that are required to be withheld by the Company for tax purposes.

You should obtain independent tax and legal advice concerning this offering.

Each purchaser of our Units is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Company, the Managers nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Risks Related to our Business

The Company is a development stage company, has a limited operating history and expects to incur losses for the foreseeable future.

The Company is a development stage company subject to all risks inherent in the creation of a new business and the development of new systems, including the absence of a long history of operations and sales. As a result, the Company must establish many functions which are necessary to conduct business, including, without limitation, managerial and administrative structure, marketing activities, financial systems and personnel recruitment. The Company expects to incur losses for the foreseeable future as it continues its research and product development and marketing and business development activities. Furthermore, there can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that positive operating results will ever be achieved and, even if achieved, will not be below the expectations of investors. There can be no assurance as to whether or when (if ever) the Company will achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, is highly uncertain.

The Company has incurred significant expenditures in the development of its products, and expects to continue to incur such expenditures in the future. There can be no assurance that the Company will be able to successfully implement its business strategy (and the Company makes no representation with respect thereto), that its business strategy will prove successful or that it will be able to achieve profitability as a result of such implementation, if ever. In addition, there can be no assurance that the Company will have the ability to operate as a going concern without the proceeds from this Offering and the proceeds of future offerings.

The Company will incur significant expenses due to the implementation of its business strategy.

The Company's goal is to become a significant marketer of consumer food products. The Company is subject to substantial risks, expenses and difficulties frequently encountered in the implementation of a business strategy. Even if the Company is successful in developing new products and brands, it may require the Company to incur substantial, additional expenses, including, without limitation, advertising and promotional costs, and "slotting" expenses (i.e. the cost of obtaining shelf space in retail stores). Accordingly, the Company may incur additional losses in the future as a result of the implementation of the Company's business strategy, even if revenues commence and thereafter increase.

In addition, the Company hopes to experience growth in its operations, which will place, significant demands on its management, operational and financial infrastructure. If the Company does not effectively manage its growth, it may fail to timely deliver products to its customers in sufficient volume, and the quality of its products could suffer, which could negatively affect its operating results. To effectively manage this growth, the Company will need to hire additional persons, particularly in sales and marketing, and will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. These additional employees, systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt the Company's ability to manage its growth and its financial position.

We face risks associated with specialty food products.

We may experience difficulties in accurately forecasting product demand and obtaining shelf space for our products. If we do not accurately forecast product demand or achieve market penetration, we may be unable to meet demand or we may produce excess inventory that cannot be profitably sold. In addition, many of our trade partners will have the right to return any products that are not sold by their expiration date. Our inability to meet demand or excess production or significant amounts of product returns on any of our products could harm our business and results of operations.

Changes in operating costs could adversely affect our results of operations.
Any increase in our operating costs could adversely affect our operating results and your investment. Our operating expenses may also include employee benefits and insurance costs which may increase over time.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to significant money damages and other remedies.
While we are not currently subject to any litigation, in the future we may become involved in legal proceedings, which may include consumer, employment, discrimination, tort and other litigation. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

Our business and financial results could be harmed if we are alleged to have violated existing regulations or if we fail to comply with new or changed regulations.
Our business may become subject to extensive federal, state and local regulation. The laws, rules and regulations governing our industry are extremely complex and, in certain areas, the industry has little regulatory or judicial interpretation for guidance. The potential consequences for violating laws, rules or regulations include damages and fines, which could be significant, or criminal sanctions against current or former employees, any of which could have a material adverse effect on our business, financial condition or cash flows. Even a public announcement that we are being investigated for possible violations of law could have a material adverse effect on the value of our Units and our business reputation could suffer.

Unfavorable publicity relating to our products may taint public perception.
We may be adversely affected by publicity resulting from our operations. Unfavorable publicity relating to our products could have a material adverse effect on our business, financial condition and results of operations. The speed at which negative publicity (whether or not accurate) can be disseminated has increased dramatically with the capabilities of electronic communication, including social media. If we are unable to quickly and effectively respond to such reports, we may suffer declines which could materially impact our financial performance.

Our business may be adversely impacted by general economic conditions.
Our results of operations will be dependent upon discretionary spending by consumers, which may be affected by general economic conditions. Economic conditions and consumer spending have deteriorated from time to time and there can be no assurance that consumer spending will not decrease. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of equity market declines and declines in residential real estate values, credit availability and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales mix, profitability or development plans, which could harm our financial condition and operating results.

We will be subject to cost sensitivity.
Our profitability will be highly sensitive to increases in raw materials, labor, shipping and other operating costs. Unfavorable trends or developments related to inflation, raw material supply, shipping, labor and employee benefit costs, including increases in hourly wage and minimum unemployment tax rates, the availability of hourly employees and increased price or availability of fuel or other energy costs may also adversely affect our results. There is no assurance that inflationary conditions will not arise or that we will have the ability to control costs in the future.

We may face product liability claims.

From time to time we may receive complaints from consumers regarding ill effects allegedly caused by our products. If this occurs, we may be subject to product recalls, and we may also be the subject of related legal proceedings and claims. There can be no assurance that we will not have claims or that any claims will not result in adverse publicity or monetary damages, either of which could seriously harm our business and results of operations. Additionally, although we plan to maintain product liability insurance, we may not be able to secure coverage and our coverage may not be sufficient to cover the cost of defense or related damages in the event of a significant product liability claim.

We may be subject to geographic concentration.

Our accounts and retail trade partners may be geographically concentrated. Due to this concentration, natural disasters, economic downturns and other conditions affecting our areas of focus may adversely affect our business and results of operations.

Our production capacity will be subject to concentration.

All of our production capacity is anticipated to be located at one or a small number of co-packers. Because we will maintain limited finished goods inventory at our production locations, we could be challenged to produce an adequate supply of products in the event that production at or transportation from our co-packers were interrupted by fire, earthquakes, floods or other natural disasters, work stoppages, regulatory actions or other causes. Such an interruption at our co-packers' facilities would seriously harm our business and results of operations.

We may suffer from a lack of diversification.

Our business is initially centered around a limited number of products, sold primarily through retail channels. Although we may add additional product lines, we face risks associated with our focus on a limited line of products and a limited distribution channel.

Any significant decrease in the consumption of sauce products generally or specifically with respect to our sauces due to general economic declines, competition or other causes, would have an adverse effect on our business and results of operations.

We face risks related to expansion.

Our continued growth depends in part upon our ability to expand into new geographic areas and distribution channels, either through internal growth or by acquisition. There can be no assurance that we will expand into new geographic areas or distribution channels or continue to invest in new markets or if such expansion or investment is undertaken that it will be successful or that such expansion can be accomplished on a profitable basis. Demands on management and working capital costs resulting from the nature of our products may limit the ability, or increase the cost of, expansion into new regions. Furthermore, consumer tastes vary by region and there can be no assurance that consumers located in other regions will be receptive to our products.

Acquisitions generally involve a number of special risks, including the diversion of management's resources, issues related to the assimilation of the operations and personnel of the acquired businesses, potential adverse effects on operating results and amortization of acquired intangible assets. In addition, gross margins may be negatively impacted to the extent that gross margins on acquired product lines are lower than our average gross margins. If we seek and find attractive acquisition candidates, we may not be able to complete the transaction on acceptable terms, to successfully integrate the acquisition into our operations, or to assure that the acquisition will not have an adverse impact on our operations.

Any plans to invest in new markets or to consider acquisitions may cause us to seek additional financing that may be dilutive to current investors or result in a higher debt-to-equity ratio than would otherwise be the case. Any financing we obtain may not be on terms favorable to us, or available at all.

We face risks related to intellectual property rights.

We believe our trademarks, trade dress, trade secrets and similar intellectual property will be critical to our success and we will attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to prevent infringement. Product package and merchandising design and artwork will be important to our success, and we intend to take action to protect against imitation of our products and packages and to protect our trademarks and copyrights as necessary. This action could be time-consuming, result in costly litigation and divert management personnel. Furthermore, there can be no assurance that we would be successful in such action.

We depend on our key personnel.

Our success will depend to a significant extent upon the continued service of our senior management and the Manager, and the loss of services from any of such key personnel would have a material adverse effect on our business or results of operations. Furthermore, our strategy will depend on our ability to identify, recruit and retain key management and operational personnel. The competition for such employees is intense, and there can be no assurance we will be successful in such efforts.

We have very limited operating history.

The Company was formed in 2015 and remains essentially a startup company. As such, the Company has very limited operating or financial history on which to rely in connection with an investment.

The industry in which we operate is highly competitive.

The industry in which we operate is highly competitive with respect to price and quality, new product development, distribution, advertising levels and promotional initiatives, customer service, and reputation. If consumer preferences change, or we are unable to compete successfully with our competitors, our business could be adversely affected.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. POTENTIAL PURCHASERS SHOULD BE AWARE THAT OTHER POSSIBLE RISKS COULD BE IMPORTANT.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Blue Top is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Blue Top, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Accredited Investor Verification under Rule 506(c) of Regulation D

Accredited investors that invest in Blue Top under Rule 506(c) of Regulation D will undergo a verification process to confirm their accredited investor status. The Issuer relies on documentation and certifications from each investor submitted to the Site in order to make such determination. The Issuer is not responsible for any false or misleading documents or certifications submitted by investors as part of the accredited investor verification process, which may cause the Issuer to lose its claim of this offering's exemption from securities registration.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Van De Zande Family Trust	Member	Loaned Issuer a total of $200,000 via promissory notes	$200,000 plus 12% interest

Certain Tax Considerations

The Issuer has chosen to be taxed as a corporation and investors will not receive pass-through profits or losses for tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Minority Ownership

By purchasing the Securities investors will become holders of minority ownership in the Issuer. They may have rights as minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Payment Processing Operations

Collection and payment of distributions to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate distributions on all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the PA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer may offer bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the PA and are not enforceable under the PA.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://bluetopbrand.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Review Report



